Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year of 2017 Financial Results

Shanghai, China, March 15, 2018 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Key Highlights for the Fourth Quarter and Full Year of 2017

•                                Ctrip reported strong financial results in the fourth quarter of 2017 and achieved robust growth for the full year of 2017.

•                      Net revenue increased 26% year-on-year to RMB6.4 billion (US$980 million) in the fourth quarter of 2017, and achieved RMB26.8 billion (US$4.1 billion) for the full year of 2017, representing 39% growth year-on-year.

•                      Gross margin was 83% for the fourth quarter of 2017, improving from 78% for the same period of 2016 due to further efficiency gain, which was consistent with the previous quarter.

•                      Operating margin for the full year of 2017 was 11%, compared to -8% in 2016. Excluding share-based compensation charges, non-GAAP operating margin for the full year of 2017 was 18%, compared to 10% in 2016.

•                                Ctrip’s international businesses sustained robust growth momentum.

•                      Non-China related flight ticket volume for the fourth quarter of 2017 continued to grow rapidly, accounting for 30% of total international tickets.

•                      Skyscanner’s direct booking revenue for the fourth quarter of 2017 nearly doubled compared to the same period of 2016.

•                      Trip.com, achieved triple-digit growth in air ticketing volume for five consecutive quarters, benefiting from Skyscanner’s direct booking initiatives.

•                                The Company continued to make progress in penetrating lower-tier cities.

•                      Penetration rate in targeted cities increased by over 50% on average in 2017.

•                      The Company opened over 1,000 Ctrip and Qunar branded offline stores in 2017. Total gross merchandise volume, or GMV, of these stores, including 5,000 Traveling Bestone stores, grew over 30% in 2017.

“We had strong results in the fourth quarter, even as we transitioned through short-term challenges in certain areas of our business,” said Jane Sun, Chief Executive Officer. “We continue to execute on our growth strategy and are encouraged with our progress, especially in international expansion and penetration of lower-tier cities. As users increasingly appreciate the convenience of Ctrip’s unique one-stop travel platform, we are very excited about the opportunities ahead of us.”

“I’m proud of the progress our team has made, and the many ways that Ctrip is striving to make travel more convenient and enjoyable,” said James Liang, Executive Chairman. “We will always endeavor to maximize Ctrip’s social impact while increasing the company’s commercial value. Guided by the fundamental principles of consistency, transparency, and equality, we will continuously improve our products and services.”

Fourth Quarter and Full Year of 2017 Financial Results and Business Updates

For the fourth quarter of 2017, Ctrip reported net revenue of RMB6.4 billion (US$980 million), representing a 26% increase from the same period in 2016. Net revenue for the fourth quarter of 2017 decreased 19% from the previous quarter, primarily due to seasonality and product change in domestic air ticketing.

For the full year ended December 31, 2017, net revenue was RMB26.8 billion (US$4.1 billion), representing a 39% increase from 2016.

Accommodation reservation revenue for the fourth quarter of 2017 was RMB2.3 billion (US$356 million), representing a 25% increase from the same period in 2016, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the fourth quarter of 2017 decreased 18% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2017, accommodation reservation revenue was RMB9.5 billion (US$1.5 billion), representing a 30% increase from 2016. The accommodation reservation revenue accounted for 35% of the total revenue in 2017 and 37% of the total revenue in 2016.

Transportation ticketing revenue for the fourth quarter of 2017 was RMB2.9 billion (US$450 million), representing a 20% increase from the same period in 2016, primarily driven by an increase in ticketing volume and the consolidation of Skyscanner’s financial results since December 31, 2016. Transportation ticketing revenue decrease 15% from the previous quarter, primarily due to product change in domestic air ticketing.

For the full year ended December 31, 2017, transportation ticketing revenue was RMB12.2 billion (US$1.9 billion), representing a 38% increase from 2016. The transportation ticketing revenue accounted for 45% of the total revenue in 2017 and remained consistent with 2016.

Packaged tour revenue for the fourth quarter of 2017 was RMB623 million (US$96 million), representing a 34% increase from the same period in 2016, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenue for the fourth quarter of 2017 decreased 40% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2017, packaged-tour revenue was RMB3.0 billion (US$457 million), representing a 29% increase from 2016. The packaged-tour revenue accounted for 11% of the total revenue in 2017 and 12% of the total revenue in 2016.

Corporate travel revenue for the fourth quarter of 2017 was RMB207 million (US$32 million), representing a 15% increase from the same period in 2016, primarily driven by expansion in travel product coverage. Corporate travel revenue for the fourth quarter of 2017 increased 2% from the previous quarter.

For the full year ended December 31, 2017, corporate travel revenue was RMB753 million (US$116 million), representing a 24% increase from 2016. The corporate travel revenue accounted for 3% of the total revenue in 2017 and remained consistent with 2016.

Gross margin was 83% for the fourth quarter of 2017, compared to 78% in the same period in 2016, and remained consistent with the previous quarter.

For the full year ended December 31, 2017, gross margin was 83%, compared to 75% in 2016.

Product development expenses for the fourth quarter of 2017 increased by 20% to RMB2.1 billion (US$319 million) from the same period in 2016, primarily due to the increase in product development personnel related expenses. Product development expenses for the fourth quarter of 2017 decreased 5% from the previous quarter, primarily due to the decrease in product development personnel related expenses. Product development expenses for the fourth quarter of 2017 accounted for 33% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses for the fourth quarter of 2017 accounted for 29% of the net revenue, which increased from 27% for the same period of 2016 and increased from 25% for the previous quarter.

For the full year ended December 31, 2017, product development expenses increased by 7% to RMB8.3 billion (US$1.3 billion) from 2016 and accounted for 31% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses accounted for 27% of the net revenue, compared to 29% in 2016.

Sales and marketing expenses for the fourth quarter of 2017 increased by 38% to RMB2.0 billion (US$313 million) from the same period in 2016, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the fourth quarter of 2017 decreased 14% from the previous quarter, primarily due to the decrease in sales and marketing related activities. Sales and marketing expenses for the fourth quarter of 2017 accounted for 32% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the fourth quarter of 2017 accounted for 31% of the net revenue, which increased from 28% in the same period in 2016 and increased from 30% in the previous quarter.

For the full year ended December 31, 2017, sales and marketing expenses increased by 42% to RMB8.3 billion (US$1.3 billion) from 2016 and accounted for 31% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses accounted for 30% of the net revenue, which increased from 28% in 2016.

General and administrative expenses for the fourth quarter of 2017 increased by 30% to RMB701 million (US$108 million) from the same period in 2016, primarily due to an increase in consulting expenses and the provision of trade and other receivables. General and administrative expenses for the fourth quarter of 2017 increased 4% from the previous quarter, primarily due to an increase in the provision of trade and other receivables. General and administrative expenses for the fourth quarter of 2017 accounted for 11% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 9% of the net revenue, which increased from 7% for the same period in 2016 and the previous quarter.

For the full year ended December 31, 2017, general and administrative expenses increased by 4% to RMB2.6 billion (US$403 million) from 2016 and accounted for 10% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenue, which remained consistent with 2016.

Income from operations for the fourth quarter of 2017 was RMB508 million (US$78 million), compared to RMB207 million in the same period in 2016 and RMB1.4 billion in the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB908 million (US$140 million), compared to RMB797 million in the same period in 2016 and RMB1.7 billion in the previous quarter.

For the full year ended December 31, 2017, income from operations was RMB2.9 billion (US$450 million), compared to loss from operations of RMB1.6 billion in 2016. Excluding share-based compensation charges, Non-GAAP income from operations was RMB4.8 billion (US$732 million), compared to RMB2.0 billion in 2016.

Operating margin was 8% for the fourth quarter of 2017, compared to 4% in the same period in 2016, and 17% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 14%, compared to 16% in the same period in 2016 and 22% in the previous quarter.

For the full year ended December 31, 2017, operating margin was 11%, compared to -8% in 2016. Excluding share-based compensation charges, Non-GAAP operating margin was 18%, compared to 10% in 2016.

Income tax expense for the fourth quarter of 2017 was RMB289 million (US$44 million), compared to RMB110 million in the same period of 2016 and RMB313 million in the previous quarter. The change in the Group’s effective tax rate reflects primarily profitability changes in our subsidiaries with different tax rates and certain non-tax deductible losses including the share based compensation.

For the full year ended December 31, 2017, income tax expense was RMB1.3 billion (US$197 million), compared to RMB478 million in 2016.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2017 was RMB504 million (US$77 million), compared to RMB645 million in the same period in 2016 and RMB1.2 billion in the previous quarter. Excluding share-based compensation charges, Non-GAAP net income attributable to Ctrip’s shareholders was RMB904 million (US$139 million), compared to RMB1.2 billion in the same period in 2016 and RMB1.6 billion in the previous quarter.

For the full year ended December 31, 2017, net income attributable to Ctrip’s shareholders was RMB2.1 billion (US$329 million), compared to net loss of RMB1.4 billion in 2016. Excluding share-based compensation charges, Non-GAAP net income attributable to Ctrip’s shareholders was RMB4.0 billion (US$611 million), compared to RMB2.1 billion in 2016.

Diluted earnings per ADS were RMB0.88 (US$0.14) for the fourth quarter of 2017. Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB1.56 (US$0.24) for the fourth quarter of 2017.

For the full year ended December 31, 2017, diluted earnings per ADS were RMB3.82 (US$0.59). Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB6.90 (US$1.06).

As of December 31, 2017, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB48.1 billion (US$7.4 billion).

New Revenue Recognition Accounting Standard

Effective January 1, 2018, the Company adopted a new revenue recognition standard, Accounting Standards Update 2014-09 (the “New Revenue Accounting Standard”).  The Company currently estimates that the impact of this new standard on its revenue reported in comparative periods of 2018 is not material if the new standard is adopted retrospectively.

Business Outlook

For the first quarter of 2018, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 9~11%, which is estimated based on Crip’s new revenue recognition standard while taking into account the revenue reported for the same period in 2017. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on March 14, 2018 (or 8:00AM on Mar 15, 2018 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at http://ir.ctrip.com. The call will be archive for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	07034263#

For pre-registration, please click http://aerp.arkadinasia.com/e-142/nasdaq-ctrip-com-international.

A telephone replay of the call will be available after the conclusion of the conference call until March 21, 2018. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515076012#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 196455
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,434,681,251	18,242,991,687	2,803,896,483
Restricted cash	1,744,490,307	1,748,796,431	268,785,090
Short-term investment	14,112,862,288	28,129,938,110	4,323,492,324
Accounts receivable, net	4,624,818,322	4,559,052,701	700,713,570
Prepayments and other current assets	6,994,589,672	6,546,041,220	1,006,108,114

Total current assets	45,911,441,840	59,226,820,149	9,102,995,581

Long-term deposits and prepayments	1,147,279,197	839,920,256	129,093,380
Land use rights	99,544,772	96,761,364	14,871,949
Property, equipment and software	5,591,960,081	5,615,500,429	863,086,613
Investment	20,532,822,365	25,573,785,268	3,930,618,826
Goodwill	56,015,185,590	56,246,051,292	8,644,859,796
Intangible assets	13,924,769,931	13,750,315,921	2,113,384,861
Other long-term receivable	815,586,298	237,353,359	36,480,543
Deferred tax assets, non-current	375,311,594	461,969,275	71,003,377

Total assets	144,413,901,668	162,048,477,313	24,906,394,926

LIABILITIES
Current liabilities:
Short-term debt	6,887,309,589	16,316,282,473	2,507,766,699
Accounts payable	7,278,791,082	7,459,203,252	1,146,458,548
Salary and welfare payable	2,508,430,757	3,464,692,073	532,513,421
Taxes payable	1,084,241,429	927,463,089	142,548,467
Advances from customers	8,190,840,057	7,867,532,529	1,209,217,609
Accrued liability for customer reward program	658,170,680	609,621,643	93,697,131
Other payables and accruals	3,687,242,592	5,515,137,342	847,661,087

Total current liabilities	30,295,026,186	42,159,932,401	6,479,862,962

Deferred tax liabilities, non-current	3,607,882,808	3,847,440,251	591,340,739
Long-term debt	34,650,673,553	29,220,254,767	4,491,070,926
Other long-term liabilities	339,566,619	347,820,491	53,459,031

Total liabilities	68,893,149,166	75,575,447,910	11,615,733,658

SHAREHOLDERS’ EQUITY
Share capital	4,960,354	5,173,301	795,122
Additional paid-in capital	65,819,998,701	71,341,098,032	10,964,926,000
Statutory reserves	237,495,820	383,623,583	58,961,865
Accumulated other comprehensive income	1,010,373,732	6,379,296,866	980,479,976
Retained Earnings	6,699,580,613	8,695,442,393	1,336,465,025
Treasury stock	(2,235,574,510)	(2,110,820,623)	(324,427,189)

Total Ctrip’s shareholders’ equity	71,536,834,710	84,693,813,552	13,017,200,799

Noncontrolling interests	3,983,917,792	1,779,215,851	273,460,469

Total shareholders’ equity	75,520,752,502	86,473,029,403	13,290,661,268

Total liabilities and shareholders’ equity	144,413,901,668	162,048,477,313	24,906,394,926

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	1,847,501,104	2,820,384,460	2,315,910,747	355,948,964
Transportation ticketing	2,446,350,221	3,428,194,609	2,925,129,686	449,584,201
Packaged-tour	466,510,925	1,033,088,540	623,164,978	95,778,703
Corporate travel	179,055,911	202,879,041	206,505,261	31,739,277
Others	239,340,250	472,404,223	354,490,157	54,484,140

Total revenue	5,178,758,411	7,956,950,873	6,425,200,829	987,535,285

Less: Sales tax and surcharges	(111,476,576)	(57,274,816)	(46,076,958)	(7,081,899)

Net revenue	5,067,281,835	7,899,676,057	6,379,123,871	980,453,386

Cost of revenue	(1,126,360,012)	(1,303,483,658)	(1,061,324,509)	(163,122,590)

Gross profit	3,940,921,823	6,596,192,399	5,317,799,362	817,330,796

Operating expenses:
Product development *	(1,722,336,331)	(2,185,439,369)	(2,074,369,881)	(318,824,813)
Sales and marketing *	(1,470,860,760)	(2,377,850,924)	(2,034,233,300)	(312,655,933)
General and administrative *	(540,338,329)	(673,903,837)	(701,459,946)	(107,812,420)

Total operating expenses	(3,733,535,420)	(5,237,194,130)	(4,810,063,127)	(739,293,166)

Income from operations	207,386,403	1,358,998,269	507,736,235	78,037,630

Interest income	126,421,150	271,592,321	336,310,776	51,690,020
Interest expense	(219,680,448)	(318,779,226)	(323,800,026)	(49,767,153)
Other (expense)/income	(286,715,547)	233,444,936	336,851,596	51,773,142

(Loss)/income before income tax expense and equity in income	(172,588,442)	1,545,256,300	857,098,581	131,733,639

Income tax expense	(110,246,775)	(313,405,180)	(289,470,044)	(44,490,731)
Equity in income/(loss) of affiliates	873,284,942	32,357,293	(98,044,574)	(15,069,175)

Net income	590,449,725	1,264,208,413	469,583,963	72,173,733

Net loss/(income) attributable to non-controlling interests	54,866,263	(35,090,626)	33,989,737	5,224,127

Net income attributable to Ctrip’s shareholders	645,315,988	1,229,117,787	503,573,700	77,397,860

Comprehensive income attributable to Ctrip’s shareholders	1,276,906,894	2,836,812,328	2,528,341,451	388,598,966

Earnings per ordinary share
- Basic	10.21	18.35	7.46	1.15
- Diluted	9.46	16.76	7.07	1.09

Earnings per ADS
- Basic	1.28	2.29	0.93	0.14
- Diluted	1.18	2.10	0.88	0.14

Weighted average ordinary shares outstanding
- Basic	63,194,669	66,988,804	67,498,755	67,498,755
- Diluted	69,583,733	78,630,110	73,845,325	73,845,325

* Share-based compensation charges included are as follows:

Product development	338,257,956	210,505,836	213,727,387	32,849,298
Sales and marketing	68,550,655	37,738,032	40,273,787	6,189,968
General and administrative	182,401,276	135,789,753	146,177,357	22,467,048

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,074,369,881)	33%	213,727,387	3%	(1,860,642,494)	29%
Sales and marketing	(2,034,233,300)	32%	40,273,787	1%	(1,993,959,513)	31%
General and administrative	(701,459,946)	11%	146,177,357	2%	(555,282,589)	9%
Total operating expenses	(4,810,063,127)	75%	400,178,531	6%	(4,409,884,596)	69%

Income from operations	507,736,235	8%	400,178,531	6%	907,914,766	14%

Net income attributable to Ctrip’s shareholders	503,573,700	8%	400,178,531	6%	903,752,231	14%

Diluted earnings per ordinary share (RMB)	7.07		5.38		12.45

Diluted earnings per ADS (RMB)	0.88		0.68		1.56

Diluted earnings per ADS (USD)	0.14		0.10		0.24

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,185,439,369)	28%	210,505,836	3%	(1,974,933,533)	25%
Sales and marketing	(2,377,850,924)	30%	37,738,032	0%	(2,340,112,892)	30%
General and administrative	(673,903,837)	9%	135,789,753	2%	(538,114,084)	7%
Total operating expenses	(5,237,194,130)	66%	384,033,621	5%	(4,853,160,509)	61%

Income from operations	1,358,998,269	17%	384,033,621	5%	1,743,031,890	22%

Net income attributable to Ctrip’s shareholders	1,229,117,787	16%	384,033,621	5%	1,613,151,408	20%

Diluted earnings per ordinary share (RMB)	16.76		4.82		21.58

Diluted earnings per ADS (RMB)	2.10		0.60		2.70

Diluted earnings per ADS (USD)	0.32		0.09		0.41

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,722,336,331)	34%	338,257,956	7%	(1,384,078,375)	27%
Sales and marketing	(1,470,860,760)	29%	68,550,655	1%	(1,402,310,105)	28%
General and administrative	(540,338,329)	11%	182,401,276	4%	(357,937,053)	7%
Total operating expenses	(3,733,535,420)	74%	589,209,887	12%	(3,144,325,533)	62%

Income from operations	207,386,403	4%	589,209,887	12%	796,596,290	16%

Net income attributable to Ctrip’s shareholders	645,315,988	13%	589,209,887	12%	1,234,525,875	24%

Diluted earnings per ordinary share (RMB)	9.46		8.47		17.93

Diluted earnings per ADS (RMB)	1.18		1.06		2.24

Diluted earnings per ADS (USD)	0.17		0.15		0.32

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5063 on December 29, 2017 published by the Federal Reserve Board.

Ctrip.com International, Ltd.

Condensed Consolidated Statements of Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	7,308,958,863	9,517,374,339	1,462,793,652
Transportation ticketing	8,826,516,571	12,221,029,997	1,878,337,918
Packaged-tour	2,310,198,894	2,970,383,429	456,539,574
Corporate travel	608,122,125	753,218,904	115,767,626
Others	734,290,185	1,514,978,795	232,847,977

Total revenue	19,788,086,638	26,976,985,464	4,146,286,747

Less: Sales tax and surcharges	(559,646,824)	(197,354,446)	(30,332,823)

Net revenue	19,228,439,814	26,779,631,018	4,115,953,924

Cost of revenue	(4,729,750,192)	(4,678,209,103)	(719,027,574)

Gross profit	14,498,689,622	22,101,421,915	3,396,926,350

Operating expenses:
Product development *	(7,687,421,506)	(8,259,232,508)	(1,269,420,793)
Sales and marketing *	(5,860,927,432)	(8,294,186,482)	(1,274,793,121)
General and administrative *	(2,518,819,170)	(2,621,832,381)	(402,968,259)

Total operating expenses	(16,067,168,108)	(19,175,251,371)	(2,947,182,173)

(Loss)/income from operations	(1,568,478,486)	2,926,170,544	449,744,177

Interest income	567,144,610	987,610,015	151,792,880
Interest expense	(731,922,838)	(1,286,284,010)	(197,698,232)
Other (expense)/income	(26,848,287)	878,998,137	135,099,540

(Loss)/income before income tax expense and equity in income	(1,760,105,001)	3,506,494,686	538,938,365

Income tax expense	(478,009,033)	(1,280,523,340)	(196,812,834)
Equity in income/(loss) of affiliates	601,883,179	(65,116,066)	(10,008,156)

Net (loss)/income	(1,636,230,855)	2,160,855,280	332,117,375

Net loss/(income) attributable to non-controlling interests	205,527,660	(18,843,743)	(2,896,230)

Net (loss)/income attributable to Ctrip’s shareholders	(1,430,703,195)	2,142,011,537	329,221,145

Comprehensive (loss)/income attributable to Ctrip’s shareholders	(980,406,744)	7,510,934,671	1,154,409,522

(Loss)/earnings per ordinary share
- Basic	(24.18)	32.31	4.97
- Diluted	(24.18)	30.57	4.70

(Loss)/earnings per ADS
- Basic	(3.02)	4.04	0.62
- Diluted	(3.02)	3.82	0.59

Weighted average ordinary shares outstanding
- Basic	59,166,582	66,300,808	66,300,808
- Diluted	59,166,582	71,775,893	71,775,893

* Share-based compensation charges included are as follows:

Product development	2,079,514,506	1,012,746,515	155,656,289
Sales and marketing	392,641,663	185,785,599	28,554,724
General and administrative	1,087,562,537	635,279,991	97,640,747

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(8,259,232,508)	31%	1,012,746,515	4%	(7,246,485,993)	27%
Sales and marketing	(8,294,186,482)	31%	185,785,599	1%	(8,108,400,883)	30%
General and administrative	(2,621,832,381)	10%	635,279,991	2%	(1,986,552,390)	7%
Total operating expenses	(19,175,251,371)	72%	1,833,812,105	7%	(17,341,439,266)	65%

Income from operations	2,926,170,544	11%	1,833,812,105	7%	4,759,982,649	18%

Net income attributable to Ctrip’s shareholders	2,142,011,537	8%	1,833,812,105	7%	3,975,823,642	15%

Diluted earnings per ordinary share (RMB)	30.57		24.63		55.20

Diluted earnings per ADS (RMB)	3.82		3.08		6.90

Diluted earnings per ADS (USD)	0.59		0.47		1.06

	Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(7,687,421,506)	40%	2,079,514,506	11%	(5,607,907,000)	29%
Sales and marketing	(5,860,927,432)	30%	392,641,663	2%	(5,468,285,769)	28%
General and administrative	(2,518,819,170)	13%	1,087,562,537	6%	(1,431,256,633)	7%
Total operating expenses	(16,067,168,108)	84%	3,559,718,706	19%	(12,507,449,402)	65%

(Loss)/income from operations	(1,568,478,486)	-8%	3,559,718,706	19%	1,991,240,220	10%

Net (loss)/ income attributable to Ctrip’s shareholders	(1,430,703,195)	-7%	3,559,718,706	19%	2,129,015,511	11%

Diluted (loss)/earnings per ordinary share (RMB)	(24.18)		56.58		32.40

Diluted (loss)/earnings per ADS (RMB)	(3.02)		7.07		4.05

Diluted (loss)/earnings per ADS (USD)	(0.44)		1.02		0.58

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5063 on December 29, 2017 published by the Federal Reserve Board.

Note 2: Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards and convertible senior notes. All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of diluted EPS in the period when loss was reported.